August 30, 2019

Gary Vogel
Chief Executive Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

       Re: Eagle Bulk Shipping Inc.
           Form S-3 Filed August 9, 2019
           File No. 333-233208

Dear Mr. Vogel:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed on August 9, 2019

General

1. We note that the forum selection provision in the thirteenth article of your third amended and restated articles of incorporation identifies the U.S. federal courts located in the
       Southern District of New York or, if such court lacks jurisdiction, the state courts of the
       State of New York, as the sole and exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, describe any risks or other impacts on investors. In addition, please disclose any uncertainty relating to enforceability of your forum selection provision, including uncertainty under the federal securities laws.


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Gary Vogel
Eagle Bulk Shipping Inc.
August 30, 2019
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Dana Brown at 202-551-3859 or Laura Nicholson,
Special
Counsel, at 202-551-3584 with any questions.



FirstName LastNameGary Vogel                               Sincerely,
Comapany NameEagle Bulk Shipping Inc.
                                                           Division of
Corporation Finance
August 30, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName